EXHIBIT 21.1

FLORIDA EAST COAST HOLDINGS CORP.

SUBSIDIARIES

Subsidiary	Jurisdiction of Incorporation

Florida East Coast Railway Corp.	Delaware
Florida East Coast Railway, L.L.C.	Florida
FEC Highway Services, L.L.C.	Florida
Florida East Coast Deliveries, LLC	Florida